SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  December 1, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated December 1, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   December 1, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – December 1, 2011

Tanzanian Royalty Announces Completion of NI 43-101 Resource Report

for Kigosi Gold Project and Joint Venture With State Mining Corporation

Tanzanian Royalty Exploration is pleased to announce that it has received an updated NI 43-101 compliant technical report from Venmyn Rand (Pty) of South Africa for its Kigosi Gold Project in northern Tanzania. The updated technical report provides a summary of all scientific and technical information accumulated for the Kigosi property and includes a confirmation statement of mineral resources.

In addition, the Company has negotiated a resource sharing joint venture for Kigosi with the State Mining Corporation (Stamico) of Tanzania that conforms with the government’s policy of direct participation in minerals industry projects.

The gross resource estimate for the Kigosi Gold Project of 586,391 ounces includes weight averaged Measured and Indicated resources for the Luhwaika and Igunda prospects of 12,859,909 tonnes grading 0.99 g/t gold, representing 408,091 troy ounces. The resource assessment also defines weight averaged Inferred Resources for these two prospects of 8,930,000 tonnes grading 0.62 g/t or 178,300 ounces.

The Kigosi Project is subject to certain license-specific underlying agreements that include option fees to the original property vendors. At the present time the net ounces attributable to Tanzanian Royalty for the Kigosi Project in all categories are 338,439 troy ounces. Upward adjustments will be made to this net resource figure as time sensitive option payments are made to the underlying property vendors.

The Venmyn report will be posted on www.SEDAR.com.

Tanzanian Royalty is delighted to announce that it has entered into a joint venture with Stamico that will enable the state corporation to earn a 15% carried interest in the Kigosi Project. The Company confirms the arrangement is consistent with the government’s expressed desire to generate greater economic benefits for its citizens by expediting and accelerating mining resource revenues.

The joint venture with Stamico is consistent with Tanzanian Royalty’s longstanding policy of engaging the government as a fully carried partner in its entire portfolio of mineral prospects. Only a small percentage of the Kigosi Project has been explored in any detail, providing the joint venture with additional room for resource development along established mineral trends, the Company confirms.

According to James E. Sinclair, President and CEO, "Mineral rich developing countries are quite properly seeking a greater participation in wealth generating sectors of their economies. In fact, some countries have already incorporated their levels of participation in mining legislation. On the other hand, free market methods enable companies like Tanzanian Royalty to recognize through negotiations the host country's work input and its ongoing task of interacting with local stakeholders regarding the presence of exploration and mining-related activity and the net benefit this activity represents to the community as a whole."

Tanzanian Royalty has already broken new ground in its relationship with the Tanzanian government vis-à-vis its development agreement for the advanced-stage Buckreef Gold Project which has been constituted as a 55/45 joint venture with Stamico.

“Our latest joint venture with the government for Kigosi recognizes that the Tanzanian government and its citizens want to be meaningful equity participants in the development of the nation’s mineral resources. We genuinely value our relationship with the government and the Tanzanian people and are honored to have them participate on this basis,” he adds.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou is the General Manager (Exploration & Administration) of Tanzanian Royalty Exploration Corporation Limited. He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

Respectfully Submitted,

“James E. Sinclair”

President and CEO

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.